UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”) announces to its shareholders and to the market in general that its jointly owned subsidiary Raízen S.A. released, on this date, a Material Fact about its lubricants operation, as follow:

“Raízen S.A., a category “A” publicly-held company (“Raízen”), under the terms and for the purposes of Instruction No. 358/2002 issued by the Brazilian Securities and Exchange Commission (CVM), hereby inform their shareholders and the market in general the following:

Since 2011, Raízen Combustíveis SA (“Raízen”), a joint venture formed between Cosan and Shell, acts as the exclusive agent in the sale of Shell Brand lubricants, based on a 10-year agreement between Raízen and Shell Brasil Petróleo Ltda (“ Shell").

With the termination of this agency agreement, Raízen and Shell negotiated an expansion of the scope of the relationship maintained until then, with the acquisition of the entirety of Shell's lubricants business in Brazil by Raízen (“Transaction”).

The Transaction includes the lubricant blending plant in Ilha do Governador and the terminal in Duque de Caxias, both in the State of Rio de Janeiro, as well as the distribution chain and its related agreements (“Business”).

The completion of the Transaction is subject to the approval by the Brazilian Antitrust Authority (CADE) and to the fulfillment of other conditions precedent.”

São Paulo, June 7, 2021

Marcelo Eduardo Martins
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 07, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer